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               UNITED STATES                           OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION       -----------------------------
           Washington, D.C. 20549              OMB Number:         3235-0058
                                               Expires:      March 31, 2006
                                               Estimated average burden
                 FORM 12b-25                   hours per response ..... 2.50
                                               -----------------------------
        NOTIFICATION OF LATE FILING                   SEC FILE NUMBER
                                                           000-50092
                                               -----------------------------
                                                        CUSIP NUMBER
                                                           054604103
                                               -----------------------------

(Check One):|X|Form 10-K  | |Form 20-F | |Form 11-K  | |Form 10-Q  | |Form N-SAR


     For Period Ended:    December 31, 2003
                      ----------------------------------------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
                                      ------------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
================================================================================
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION


        Knightsbridge Fine Wines, Inc.
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Full Name of Registrant


        Tech-Net Communications, Inc.
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Former Name if Applicable


        65 Shrewsbury Road
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Address of Principal Executive Office (Street and Number)


        Livingston, NJ  07037
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will
[X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In 2003, we acquired a controlling interest in a company located in Australia and a one hundred percent interest in a company located in Argentina. Because of the difficulty inherent in assembling the financial data necessary to be included in our Form 10-KSB from these foreign locations and our small accounting staff, we are unable to file our Form 10-KSB on the prescribed due date without unreasonable effort or expense. The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Mr. Joel Shapiro
      Chief Executive Officer            973                   597-1971
     -------------------------    --------------------  ------------------------
              (Name)                  (Area Code)          (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
     15(d) of the  Securities  Exchange Act of 1934 or Section 30
     of the  Investment  Company Act of 1940 during the preceding
     12 months or for such shorter period that the registrant was
     required to file such report(s) been filed? If answer is no,     YES   NO
     identify report(s).                                              [X]   [ ]

(3)  Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal
     year will be  reflected  by the  earnings  statements  to be     YES   NO
     included in the subject report or portion thereof?               [X]   [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

        See Exhibit A

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                         Knightsbridge Fine Wines, Inc.
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 30, 2004             By: /s/ Joel Shapiro
     --------------------------       ------------------------------------------
                                      Joel Shapiro, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

--------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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

                                    EXHIBIT A

The Company anticipates that the results of operations for the three month period ended December 31, 2003 will significantly change in comparison to the three month period ended December 31, 2002 as a result of the company's recapitalization, acquisition activities and change in business operations, all of which occurred during the fiscal year ended December 31, 2003. At this time we cannot provide a reasonable estimate which quantitatively sets forth the change in results of operations because the effects of the events and acquisitions described above on the Company's financial statements and financial condition have not yet been determined.